Oppenheimer Growth Fund
Period Ending 08-31-07
Exhibit 77D1


                             OPPENHEIMER GROWTH FUND
                      Supplement dated July 10, 2007 to the
                       Prospectus dated November 24, 2006

This supplement amends the Prospectus of Oppenheimer Growth Fund (the "Fund"), dated November 24, 2006, and replaces the supplements dated June 5 and June 18, 2007. The Prospectus is amended as follows:

1. The following is added to the Prospectus:

    The Board of Trustees of the Fund has determined that it is in the best interest of the Fund's shareholders that the Fund reorganize with and into Oppenheimer Capital Appreciation Fund ("Capital Appreciation Fund"). The Board unanimously approved an Agreement and Plan of Reorganization to be entered into between the Fund and Capital Appreciation Fund, whereby Capital Appreciation Fund will acquire all of the assets of the Fund in exchange for newly-issued shares of Capital Appreciation Fund (the "Reorganization"). If the Reorganization takes place, Fund shareholders will receive the same Class of shares of Capital Appreciation Fund, with the same 12b-1 fees and sales charges (including contingent deferred sales charges), as the shares of the Fund they held immediately prior to the Reorganization. Following the Reorganization, the Fund will liquidate, dissolve and terminate its registration as an investment company under the Investment Company Act of 1940, as amended.

    The Reorganization is conditioned upon, among other things, approval by the Fund's shareholders. If all of the required approvals are obtained, it is anticipated that the Reorganization will occur in November 2007. Shareholders on the record date, currently anticipated to be July 25th, will be entitled to vote on the Reorganization and will receive a combined proxy statement and prospectus in September 2007 describing the Reorganization and the shareholder meeting. The anticipated date for the shareholder meeting is on or about November 2, 2007.

2. The section "How the Fund Is Managed - The Manager - Portfolio Manager" on page 13 is deleted in its entirety and replaced by the following:

    Portfolio Manager. The Fund's portfolio is managed by Marc L. Baylin, CFA, who is primarily responsible for the day-to-day management of the Fund's investments. Mr. Baylin has been portfolio manager of the Fund since June 2007 and has been a Vice President of the Manager and a member of the Manager's Growth Equity Investment Team since September 2005. He was Managing Director and Lead Portfolio Manager at JP Morgan Fleming Investment Management from June 2002 to August 2005 and was a Vice President of T. Rowe Price to June 2002, where he was an investment analyst from June 1993 and a portfolio manager from March 1999. Mr. Baylin is a portfolio manager and officer of other portfolios in the OppenheimerFunds complex.

3. The section "About the Fund - The Fund's Investment Objective and Principal Investment Strategies - How Does the Portfolio Manager Decide What Securities to Buy or Sell?" on page 3 is deleted in its entirety and replaced by the following:

    HOW DOES THE MANAGER DECIDE WHAT SECURITIES TO BUY OR SELL? The Fund's portfolio manager looks for growth companies with stock prices that he believes are reasonable in relation to overall stock market valuations. The portfolio manager focuses on factors that may vary in particular cases and over time in seeking broad diversification of the Fund's portfolio among industries and market sectors. Currently, the portfolio manager looks for:
         *companies in businesses with above-average growth potential, *companies with growth rates that the portfolio managers believe are *sustainable over time, o stocks with reasonable valuations relative to their growth potential.

    The portfolio manager may sell companies that he believes no longer meet the above criteria.





July 10, 2007                                                       PS0270.031